Mail Stop 6010

August 3, 2007

A.J. Kazimi
Chairman and CEO
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

> **Re: Cumberland Pharmaceuticals Inc.**
> **Registration Statement on Form S-1, Amendment 4**
> **Filed July 23, 2007**
> **File No. 333- 142535**

Dear Mr. Kazimi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. We received the revised confidential treatment application in response to comment 1. However, it requests confidential treatment only through July 18, 2007. Since that date is now passed, please submit unredacted versions of the letters on EDGAR.

Dilution, page 27

2. You quantify total consideration from existing shareholders as $12,223,208 which appears to be inconsistent with the amounts for preferred and common stock in your condensed consolidated balance sheet at March 31, 2007. Please revise the introductory paragraph to the table on page 28 to clarify how the total consideration from existing shareholders is calculated.

Exhibit 23.3 – Consent of Morgan Joseph & Co. Inc.

3. Since you have revised the disclosure related to your valuation analysis at December 2006 that Morgan Joseph & Co. Inc. assisted management in its preparing the valuation analysis for board review, please file a currently dated consent from Morgan Joseph & Co. Inc.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Todd Sherman at (202) 551-3665 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Martin S. Brown, Esq.
        Adams and Reese LLP
        424 Church Street, Suite 2800
        Nashville, Tennessee 37219